# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TITAN INTERNATIONAL INC, CIK 0000899751
CUSIP: 88830M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1525 Kautz Road, Suite 600, West Chicago, Illinois (IL), 60185
Date of event which requires filing of this statement: 03/04/2026
Filed by CIK 0002014641
Persons authorized to receive notices and communications: Joel M. Rotroff, American Industrial Partners, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 627-2360

## Reporting persons
- AIPCF V (Cayman), Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,880,478; sole dispositive power 0; shared dispositive power 8,880,478; aggregate amount beneficially owned 8,880,478 (13.9% of the class)
  Comment: 1. Rows 8, 9 and 11 include 8,880,478 shares of Common Stock (as defined herein) held directly by AIPCT Intermediate Holdings I LLC ("Intermediate", f/k/a Carlstar Intermediate Holdings I LLC). AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole manager of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons (as defined herein) disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 64,024,055 shares of Common Stock outstanding as of February 18, 2026, as reported in the Issuer's annual report on Form 10-K filed on February 26, 2026.
- AIPCF V (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,880,478; sole dispositive power 0; shared dispositive power 8,880,478; aggregate amount beneficially owned 8,880,478 (13.9% of the class)
  Comment: 1. Rows 8, 9 and 11 include 8,880,478 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole manager of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 64,024,055 shares of Common Stock outstanding as of February 18, 2026, as reported in the Issuer's annual report on Form 10-K filed on February 26, 2026.
- AIPCF V AIV C, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,880,478; sole dispositive power 0; shared dispositive power 8,880,478; aggregate amount beneficially owned 8,880,478 (13.9% of the class)
  Comment: 1. Rows 8, 9 and 11 include 8,880,478 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole manager of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 64,024,055 shares of Common Stock outstanding as of February 18, 2026, as reported in the Issuer's annual report on Form 10-K filed on February 26, 2026.
- AIPCT Holdings LLC (CIK 0002014641): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,880,478; sole dispositive power 0; shared dispositive power 8,880,478; aggregate amount beneficially owned 8,880,478 (13.9% of the class)
  Comment: 1. Rows 8, 9 and 11 include 8,880,478 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole manager of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 64,024,055 shares of Common Stock outstanding as of February 18, 2026, as reported in the Issuer's annual report on Form 10-K filed on February 26, 2026.
- AIPCT Intermediate Holdings I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,880,478; sole dispositive power 0; shared dispositive power 8,880,478; aggregate amount beneficially owned 8,880,478 (13.9% of the class)
  Comment: 1. Rows 8, 9 and 11 include 8,880,478 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole manager of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2.The percentage in row 13 is based on 64,024,055 shares of Common Stock outstanding as of February 18, 2026, as reported in the Issuer's annual report on Form 10-K filed on February 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TITAN INTERNATIONAL INC
Address of issuer's principal executive offices: 1525 Kautz Road, Suite 600, West Chicago, Illinois (IL), 60185
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2024, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on February 11, 2026 (the "Original Schedule 13D" and, together with this Amendment No. 2, the "Schedule 13D"). All capitalized terms contained herein and not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following as the penultimate paragraph of Item 4 of the Original Schedule 13D with the following:

On March 4, 2026, Intermediate sold 3,041,288 shares of the Issuer's common stock at a price of $8.95 pursuant to Rule 144.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 8,880,478 shares of Common Stock held directly by Intermediate. Such 8,880,478 shares of Common Stock represent approximately 13.9% of the shares of Common Stock outstanding, based on 64,024,055 shares of Common Stock outstanding as of February 18, 2026, as reported in the Issuer's annual report on Form 10-K filed on February 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons may be deemed to have:
sole voting power with respect to 0 shares of Common Stock; shared voting power with respect to 8,880,478 shares of Common Stock held directly by Intermediate; sole dispositive power with respect to 0 shares of Common Stock; and shared dispositive power with respect to 8,880,478 shares of Common Stock held directly by Intermediate.
Transactions in the class effected during the past sixty days:
On March 4, 2026, 3,041,288 shares of Common Stock held directly by Intermediate were sold through a broker at $8.95 per share.

Except as set forth in this Amendment No. 2, the Reporting Persons have not effected any transactions with respect to the shares of Common Stock since the filing of Amendment No. 1 on February 11, 2026.

## Signatures
- AIPCF V (Cayman), Ltd.: /s/ Stanley Edme, Stanley Edme, Vice President (03/06/2026)
- AIPCF V (Cayman), L.P.: /s/ Stanley Edme, Stanley Edme, Vice President of AIPCF V (Cayman), Ltd., its general partner (03/06/2026)
- AIPCF V AIV C, LP: /s/ Stanley Edme, Stanley Edme, Vice President of AIPCF V (Cayman), Ltd., general partner of AIPCF V (Cayman), L.P., its general partner (03/06/2026)
- AIPCT Holdings LLC: /s/ Joel Rotroff, Joel Rotroff, President (03/06/2026)
- AIPCT Intermediate Holdings I LLC: /s/ Joel Rotroff, Joel Rotroff, President (03/06/2026)